[Aureus, Inc. letterhead]

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Aureus, Inc.
Offering Statement on Form 1-A Filed May 4, 2021, Amended July 14, 2021, and Amended July 29, 2021 File No. 024-11517

Dear Sir or Madam:

Kindly be advised that Aureus, Inc. (the “Company”) requests that its Regulation A offering be qualified on Thursday, August 5, 2021 at 5:00 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me. I may be reach by email at everettmdickson@gmail.com and by phone at 832-752-4480.

Sincerely,

/s/ Everett M. Dickson

Name: Everett M. Dickson

Title: Chief Executive Officer, President

Aureus, Inc.